9653 South 700 East
Salt Lake City, Utah 84070
USA
(801) 619-9320 Office
(801) 619-1747 Fax
info@geii.com

May 20, 2011

Via EDGAR Correspondence
Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C. 20549
Attn:	Ethan Horowitz, Branch Chief

Re:	Golden Eagle International, Inc.
Form 10-K for fiscal year ended December 31, 2010
Filed April 12, 2011
File No. 0-23726

Gentlemen:

Golden Eagle International, Inc. (the “Company”) is in receipt of your letter of April 26, 2011 in which the Securities and Exchange Commission (the “Commission”) provided comments on the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2010.  The Company and its executive officers are working with legal counsel, and the Company’s accountants, to address and respond to both comment # 1 and comment #2 in the Commission’s letter.  The Company intends to respond to the Commission’s comment letter in full by May 25, 2011.

Thank you for your attention to this matter.

Sincerely yours, /s/ Terry C. Turner Terry C. Turner President & Chief Executive Officer